UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated February 15, 2007.

2.               Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

3.               Disclosure of ABB Ltd to the SWX Swiss Exchange dated February 20, 2007.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

ABB Group full-year and Q4 results 2006

Press Release

ABB 2006 net income rises 89% to $1.4 billion

•                  2006 earnings before interest and taxes (EBIT) up 45% at $2.6 billion

•                  Full-year EBIT margin advances to 10.6%

•                  Strong Q4 helps lift full-year orders by 22%, revenues by 11%

•                  2006 cash flow from operations doubles to $2 billion

•                  Board of Directors will propose a dividend of CHF 0.24 per share

Zurich, Switzerland, February 15, 2007 – ABB’s net income rose 89 percent to $1,390 million in 2006 amid strong demand for technology to increase power grid reliability, industrial productivity and energy efficiency.

Revenues for 2006 reached $24,412 million, an increase of 11 percent (10 percent in local currencies) over 2005, while orders were 22 percent higher (22 percent in local currencies) at $28,401 million. The order backlog stood at $16,953 million at the end of 2006, up $5 billion or 42 percent (33 percent in local currencies) compared to a year earlier.

Growing revenues, higher capacity utilization and further cost reductions all contributed to a 45-percent increase in EBIT to a record $2,586 million in 2006. The EBIT margin, or EBIT as a percentage of revenues, increased to 10.6 percent from 8.1 percent in 2005.

“We have the right technology and market positions to take advantage of the growing global demand for reliable power and higher industrial efficiency,” said Fred Kindle, ABB President and Chief Executive Officer. “Our order backlog has grown significantly and improved business execution is allowing us to capture more of that growth in our bottom line. We are heading into 2007 in a strong position.”

In the fourth quarter ending December 31, 2006, orders rose 36 percent (30 percent in local currencies) while revenues were 21 percent higher (up 16 percent in local currencies) than in the fourth quarter of 2005. Fourth-quarter EBIT increased 43 percent to $744 million, producing an EBIT margin of 10.4 percent. Net income in the quarter was $422 million, up 90 percent from the same period a year ago.

2006 Q4 and full-year key figures

			Change				Change
$ millions unless otherwise indicated	Q4 06	Q4 05(1)	US$	Local	2006	2005(1)	US$	Local
Orders	7,479	5,502	36%	30%	28,401	23,194	22%	22%
Order backlog (end Dec.)					16,953	11,956	42%	33%
Revenues	7,188	5,917	21%	16%	24,412	22,012	11%	10%
EBIT	744	522	43%		2,586	1,778	45%
as % of revenues	10.4%	8.8%			10.6%	8.1%
Net income	422	222	90%		1,390	735	89%
as % of revenues	5.9%	3.8%			5.7%	3.3%
Diluted earnings per share ($)	0.19	0.11			0.63	0.36
Dividend per share in CHF (proposed)					0.24	0.12	100%
Cash flow from operations	1,040	695			1,939	1,012
Free cash flow(2)					1,598	902
as % of net income(2)					115%	123%
Return on capital employed(2)					20%	14%

(1)  Adjusted to reflect the reclassification of activities to Discontinued operations; (2)  Reported only on annual results

Summary of Q4 and full-year 2006 results

Orders received and revenues

The strong full-year and fourth-quarter order growth was driven by favorable demand in most businesses and regions. Utility customers in OECD countries continued to invest in power grid upgrades and interconnections to increase the efficiency and reliability of their networks. In Asia, utilities invested in building new infrastructure to support economic growth, while in the Middle East, demand was supported by the need for power infrastructure to support growth in the oil and gas sector. Demand from industrial customers in all regions was driven by the need to improve efficiency in the face of high energy and raw materials prices, and was supported by the current strength in the global economy. In the power business, industrial customers increasingly require equipment to reliably manage large power flows in, for example, factories, refineries and marine applications.

The Power Systems and Power Products divisions both benefited from strong demand in the fourth quarter. Large power grid investments, for example in the Middle East and Canada, produced an increase in large orders of more than $800 million in the Power Systems division compared to the same quarter a year earlier. In the Power Products division, volume growth and price increases to offset higher raw materials costs drove the higher order value.

The Automation Products division gained from an increase in large orders from the rail transportation and wind energy sectors in the fourth quarter, and orders were up across all businesses and regions. Price increases related to higher raw material costs also contributed to the increase in the value of orders. Orders in the Process Automation division were up only slightly (flat in local currencies) as large system orders won in the fourth quarter of 2005 could not be repeated in the same quarter in 2006. Orders were higher in the Robotics division in the fourth quarter due to increased demand from the general industry sector.

Large orders (more than $15 million) almost tripled to $1,570 million in the fourth quarter and represented 21 percent of total orders received versus 10 percent in the same quarter in 2005. Base orders (less than $15 million) were up 19 percent (14 percent in local currencies).

The strong fourth-quarter revenue growth reflects both higher product sales during the quarter and the execution of large systems orders won in previous quarters. Full-year 2006 revenues increased on a mix of higher volumes and prices.

Earnings before interest and taxes

The higher EBIT and EBIT margin in both the fourth quarter and full year were achieved through higher revenues and factory loadings, better execution of large projects and further efforts to reduce costs by sourcing production capacity, components and raw material from lower-cost regions. Corporate costs for the full year were $321 million, $80 million lower than in 2005. The company incurred $85 million less in charges associated with consolidation of the transformer business in 2006 compared to 2005, which also contributed to the improved profitability.

The fourth-quarter EBIT margin was below the full-year average for several reasons, including the mix of margins in large project orders flowing through revenues. In addition, a higher proportion of costs was recorded in the fourth quarter related to activities under the transformer consolidation program and legacy project costs in ABB Lummus Global.

Finance expense, taxes and discontinued operations

Below the EBIT line, lower debt in 2006 resulted in a reduction in net finance expense(1) for the full year to $153 million from $246 million in 2005. The tax rate for the fourth quarter was 25

(1)  Net finance expense is calculated as Interest and other finance expense less Interest and dividend income.

percent (Q4 2005: 28 percent) and 29 percent for the full year (full year 2005: 32 percent). The decrease was primarily the result of higher earnings from lower-tax jurisdictions.

ABB’s remaining Building Systems business was reclassified to discontinued operations in the fourth quarter, reflecting progress made on its divestment. An expected loss on the planned sale was the main contributor to the total $53-million loss in discontinued operations reported in the quarter. For the full year, discontinued operations reported a loss of $167 million, mainly the result of losses related to ABB’s asbestos obligations and the disposal of businesses.

Cash flow

Cash flow from operations in the fourth quarter improved by more than $300 million compared to the same quarter in 2005. Included in cash flow in the 2006 quarter was approximately $100 million in customer advances on large orders received. The improvement in cash flow for the full year versus 2005 reflects in part the approximately $490-million negative impact from reducing the securitization of receivables in 2005.

Free cash flow(2) for the full year increased by 77 percent compared to 2005. The cash conversion ratio(3) amounted to 115 percent in 2006, partly the result of some $460 million in project-related cash advances from customers.

Balance sheet

Net cash (total cash and marketable securities and short-term investments, less total debt) was $1,508 million at the end of 2006, compared to net debt of $513 million at the end of 2005. Strong cash flows combined with the reduction in total debt from the early conversion of ABB’s previously outstanding $968-million convertible bond, were the main contributors to the higher net cash position.

ABB contributed approximately $665 million to fund its various pension plans during 2006, including discretionary pension contributions of approximately $450 million to local pension funds that were not required to be funded under local laws. This, together with positive asset returns and increasing discount rates were the main factors that allowed ABB to reduce its unfunded pension liability to $291 million at the end of December 2006 from $839 million at the end of 2005.

As the result of changes to U.S. accounting rules regarding defined benefit pension plans, the company took a non-cash charge to stockholders’ equity in the fourth quarter of 2006 of approximately $415 million. The accounting changes have no impact on ABB’s income statement. (Please refer to Appendix I – Accounting pronouncements, for further information.)

Gearing(4) decreased to 34 percent at the end of December 2006, versus 52 percent a year earlier, primarily the result of the early bond conversion mentioned above and the increase in net income in 2006.

As a result of ABB’s stronger balance sheet and improved operational performance, the company’s credit ratings were increased several levels during 2006. By the end of the year, the ratings were BBB+ with Standard & Poor’s (up from BB+ at the beginning of 2006) and Baa1 with Moody’s (up from Ba2 at the beginning of 2006).

(2)	Free cash flow = cash from operating activities adjusted for changes in financing receivables and net investments in property, plant and equipment.
(3)	Cash conversion ratio = free cash flow as a percentage of net income.
(4)	Gearing = total debt divided by total debt plus stockholders’ equity (including minority interest).

Dividend and authorized capital

For 2006, ABB’s Board of Directors will propose a dividend of CHF 0.24 per share, double the level of 2005. The proposal is subject to approval by shareholders at the company’s annual general meeting on May 3, 2007 in Zurich, Switzerland. Should the proposal be approved, the ex-dividend date would be May 8, 2007.

ABB’s Board of Directors will also recommend that shareholders approve the replacement of the company’s previously expired authorized capital. The move would allow ABB to issue up to 200 million shares and is intended to optimize the company’s financial flexibility.

Divestitures

In line with its strategy to focus on power and automation technologies, ABB continued to divest non-core activities in 2006, including power lines businesses and a cables business in Ireland. The remaining Building Systems business was reclassified into discontinued operations in the fourth quarter of 2006 reflecting progress in its divestment. In January, 2007, ABB said it had restarted the process to divest its ABB Lummus Global oil and gas business. In February 2007, the company announced that it had agreed to sell its equity investments in two private power plants, part of its Equity Ventures holdings, for $490 million, and expects the transaction to be closed in the second quarter of 2007.

Senior management appointments

As previously announced, two new members were appointed to ABB’s Executive Committee, effective January 1, 2007. Peter Leupp, previously ABB’s country manager in China, was named head of the Power Systems division, while Diane de Saint Victor, formerly general counsel at EADS (European Aeronautic Defence and Space Company), was appointed head of the Legal and Compliance function.

In addition, ABB announced in December 2006 that Jürgen Dormann, Chairman of the ABB Board of Directors, has decided not to seek re-election to the ABB Board for a further term. As a consequence, he will retire from the ABB Board after completing his current term as Chairman of the board, at the company’s AGM on May 3, 2007.

Asbestos

In 2006, the Plans of Reorganization of ABB’s U.S. subsidiaries Combustion Engineering (CE) and ABB Lummus Global (Lummus) became effective following final court approvals. As a result, any future asbestos personal injury claims against those and other ABB entities related to the operations of CE and Lummus will be channeled to the specially-created Personal Injury Trusts set up under the relevant Plans of Reorganization.

Market outlook for 2007

The business environment for ABB in 2007 is not expected to vary significantly from the positive market situation seen in 2006. Demand for power transmission and distribution infrastructure is expected to continue on a high level in Asia, the Middle East and the Americas. Equipment replacement and improved network efficiency and reliability are forecast to be the drivers of higher demand in Europe and North America.

Automation-related industrial investments are expected to continue in most sectors. Overall, automation-related demand growth is expected to be strongest in Asia and the Americas in 2007, with more modest growth in Europe.

In view of the extraordinarily high order growth rates experienced in 2006, order growth is expected to moderate in 2007.

Employment

ABB employed approximately 108,000 people at the end of December 2006, an increase of 4,000 compared to the end of 2005. Most of the increase was in the fast-growing Asia region. Employment was also higher in eastern and western Europe.

Divisional performance Q4 and full year 2006

Power Products

			Change				Change
$ millions unless otherwise indicated	Q4 06	Q4 05(1)	US$	Local	2006	2005(1)	US$	Local
Orders	2,038	1,607	27%	22%	8,743	6,879	27%	26%
Order backlog (end Dec.)					4,947	3,499	41%	34%
Revenues	2,285	1,861	23%	18%	7,422	6,307	18%	16%
EBIT	290	189	53%		961	616	56%
as % of revenues	12.7%	10.2%			12.9%	9.8%
Cash flow from operations	386	329			736	566

(1)  Adjusted to reflect the reclassification of activities to Discontinued operations

Order growth remained strong in the fourth quarter, as both base and large orders increased substantially. Orders were higher in all business units, led by Transformers, and in all regions. Revenues also increased in all business units in the quarter, reflecting higher volumes from the strong order backlog and some price increases to compensate for higher raw material costs.

Fourth-quarter EBIT and EBIT margin rose significantly for the division, mainly as the result of higher volumes and factory loadings together with lower costs from the transformer consolidation program announced last year. Expenses related to the program were $14 million in the fourth quarter of 2006 (fourth quarter 2005: $43 million). Program costs for the full year 2006 amounted to $38 million (2005: $123 million).

For the full year 2006, higher demand for power infrastructure improvements led to increased orders and revenues in all business units and regions. EBIT increased 56 percent and the EBIT margin rose 3.1 percentage points as the result of higher volumes, better capacity utilization, and lower transformer consolidation costs.

Power Systems

			Change				Change
$ millions unless otherwise indicated	Q4 06	Q4 05	US$	Local	2006	2005	US$	Local
Orders	1,989	1,118	78%	71%	5,733	4,468	28%	28%
Order backlog (end Dec.)					5,638	4,085	38%	29%
Revenues	1,429	1,169	22%	16%	4,544	4,085	11%	10%
EBIT	93	84	11%		279	187	49%
as % of revenues	6.5%	7.2%			6.1%	4.6%
Cash flow from operations	185	105			293	122

Orders were sharply higher in the fourth quarter of 2006, which was primarily the result of large project wins, including a $450-million order in Qatar and a $180-million order in Canada. Orders were up in all regions by more than 20 percent in both U.S. dollars and local currencies.

Revenues grew in the fourth quarter on increased project execution from the strong order backlog. EBIT increased more than 10 percent compared to the same period in 2005, primarily the result of higher volumes. The EBIT margin decreased versus the fourth quarter of 2005, mainly reflecting a higher proportion of lower-margin projects executed during the quarter compared to the year-earlier period.

For the full year 2006, orders and revenues grew as the demand for power transmission and distribution systems remained strong in all regions. Higher volumes and the resulting increase in capacity utilization, along with improved project selection and execution, were the main drivers of the higher EBIT and EBIT margin compared to 2005.

Automation Products

			Change				Change
$ millions unless otherwise indicated	Q4 06	Q4 05	US$	Local	2006	2005	US$	Local
Orders	1,948	1,456	34%	26%	7,706	6,210	24%	23%
Order backlog (end Dec.)					2,439	1,417	72%	60%
Revenues	1,923	1,553	24%	16%	6,837	5,897	16%	15%
EBIT	300	222	35%		1,053	822	28%
as % of revenues	15.6%	14.3%			15.4%	13.9%
Cash from operations	274	207			916	484

Orders from industrial customers to further increase operational efficiency continued to grow in all businesses and regions during the fourth quarter. Large orders from the rail transportation sector for traction motors and from wind energy customers for generators and low-voltage systems contributed to the strong increase.

Revenues increased in the quarter mainly due to higher volumes. Higher prices to offset raw materials cost increases also contributed to the revenue growth. Increased revenues, high factory loadings and further migration to lower-cost countries were the prime drivers of an increase in EBIT and EBIT margin versus the same quarter in 2005.

Full-year order and revenue growth reflect the strong market demand seen across most end user segments and in all regions. EBIT and EBIT margin increased as the result of higher volumes and factory loadings, and continuing cost migration efforts.

Process Automation

			Change				Change
$ millions unless otherwise indicated	Q4 06	Q4 05	US$	Local	2006	2005	US$	Local
Orders	1,381	1,322	4%	0%	6,550	5,400	21%	21%
Order backlog (end. Dec.)					3,991	2,647	51%	40%
Revenues	1,591	1,340	19%	13%	5,448	4,996	9%	8%
EBIT	164	113	45%		541	398	36%
as % of revenues	10.3%	8.4%			9.9%	8.0%
Cash from operations	171	100			525	237

Base orders increased 21 percent in the fourth quarter (15 percent in local currencies), but large orders received in the fourth quarter of 2005 in South Korea and Singapore could not be repeated, which offset the base order increase. Base order growth was driven by demand for process automation systems across most of ABB’s industrial end markets, such as oil and gas, pulp and paper, and minerals.

Higher revenues in the fourth quarter reflect primarily the ongoing execution of large project orders awarded in earlier quarters, as well as increased product sales during the fourth quarter of 2006. EBIT and EBIT margin increased substantially over the fourth quarter of 2005, mainly due to higher volumes and improved project management.

Orders for the full-year 2006 achieved a record level, reflecting continued strong demand in most sectors. Revenues increased mainly due to the growing systems business, especially in the minerals and marine sectors, and the products business. Full-year EBIT increased as the result of higher volumes, better pricing, improved project management, and ongoing cost migration initiatives.

Robotics

			Change				Change
$ millions unless otherwise indicated	Q4 06	Q4 05	US$	Local	2006	2005	US$	Local
Orders	351	277	27%	20%	1,240	1,496	(17)%	(18)%
Order backlog (end Dec.)					441	506	(13)%	(19)%
Revenues	342	500	(32)%	(35)%	1,288	1,699	(24)%	(25)%
EBIT	(12)	12	n/a		1	91	(99)%
as % of revenues	(3.5)%	2.4%			0.1%	5.4%
Cash from operations	47	42			30	(11)

Orders received increased in the fourth quarter, primarily from the general industry sector, such as packaging, consumer electronics and food processing. Order growth was led by North America and Asia, mainly China. Revenues fell in the quarter, however, reflecting the declining order backlog that has resulted from the generally sluggish demand from U.S. and European automotive manufacturers and their major suppliers in recent quarters.

The division continued to take steps to improve project execution, reduce costs and refocus the product offering. Costs associated with these actions, combined with lower revenues and special charges related to a large project, resulted in a decline in EBIT and EBIT margin in the fourth quarter.

Full-year 2006 orders and revenues were significantly lower than the year before as demand remained weak in ABB’s key automotive end markets in North America and Europe. Service revenues and sales to general industry in the year were higher which partly mitigated the costs associated with the division’s operational improvement program, resulting in a breakeven EBIT for the year.

Non-core activities

With the reclassification of Building Systems to discontinued operations in the fourth quarter of 2006, ABB’s Non-core activities now comprise the ABB Lummus Global oil, gas and petrochemicals business, a portfolio of equity investments in power and other infrastructure projects, and ABB’s real estate management activities. (Please refer to Appendix II for further information on the impact of reclassifications of activities to discontinued operations in 2006.)

Non-core activities reported an EBIT loss of $5 million in the fourth quarter on revenues of $359 million, primarily the result of costs related to outstanding claims on an ABB Lummus Global project.

Income from the Equity Ventures portfolio and gains from real estate activities comprised most of the full-year Non-core EBIT of $72 million. ABB Lummus Global reported a breakeven EBIT for the full year.

Corporate

Corporate costs decreased in the fourth quarter of 2006, mainly reflecting continued focus on the reduction of corporate costs in the countries and in the Headquarters. For the full year 2006, Corporate costs amounted to $321 million compared to $401 million in 2005.

More information

The 2006 Q4 results press release and presentation slides are available from February 15, 2007 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 354, followed by the # key.

A meeting for analysts and investors is scheduled to begin today at 2:00 p.m. CET (8:00 a.m. EST). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 10 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 558, followed by the # key.

Investor calendar 2007
Q1 2007 results	April 26, 2007
ABB Ltd Annual General Meeting	May 3, 2007
Q2 2007 results	July 26, 2007
Q3 2007 results	October 25, 2007

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 108,000 people.

Zurich, February 15, 2007
Fred Kindle, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including statements concerning the outlook for our businesses. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, the amount of revenues we are able to generate from order backlogs and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations: Thomas Schmidt, Wolfram Eberhardt (Zurich, Switzerland) Tel: +41 43 317 6568 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 7111 Sweden: Tel. +46 21 325 719 USA: Tel. +1 203 750 7743 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 CH-8050 Zurich, Switzerland

Appendix I

Reclassifications

Amounts reported for prior periods in the consolidated financial statements have been reclassified to conform to the current period’s presentation, primarily as a result of the application of Statement of Financial Accounting Standards No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), in reflecting assets and liabilities held for sale and in discontinued operations.

CE asbestos obligations

During the second quarter of 2006, the Modified CE Plan of Reorganization for Combustion Engineering (CE), a subsidiary of ABB in the U.S., became effective. Certain actions taken in connection with making the Plan effective resulted in changes to our consolidated financial statements. These changes are summarized below. For additional information, regarding the background of the Modified CE Plan of Organization, our asbestos obligations and the Plan effective date, please refer to ABB’s 2005 Annual Report on Form 20-F, as well as our third quarter press release dated October 26, 2006.

The 30,298,913 ABB shares reserved to cover part of ABB’s asbestos liabilities were contributed to the Combustion Engineering 524(g) Asbestos Personal Injury Trust (PI Trust) on April 20, 2006, and resulted in a reduction in Asbestos obligations, and an increase in the Capital stock and additional paid-in capital of $407 million. In addition, the mark-to-market accounting treatment of the ABB CE Settlement Shares contributed to the PI Trust, resulted in an expense of $114 million in the item Loss from discontinued operations, net of tax in ABB’s consolidated income statement for the twelve month period ended December 31, 2006.  Following the effective date of the Plan, ABB discounted the ABB promissory notes and other required asbestos contributions at our incremental borrowing rate. The total discount adjustment on the value of the ABB promissory notes and other required contributions resulted in non-cash income of approximately $45 million, which is reflected in the item Loss from discontinued operations, net of tax in the consolidated income statement for the twelve month period ended December 31, 2006.

Debt securities transactions

In the second quarter of 2006, a bond conversion of ABB’s previously outstanding $968-million, 4.625-percent convertible bonds due in May 2007 was completed, resulting in the issuance of approximately 105 million new ABB shares and approximately 2 million treasury shares. Expenses of $55 million related to the induced conversion were recorded in the second quarter 2006 consolidated income statement in Interest and other finance expense, net. As a result of the transaction, ABB’s total debt decreased by approximately $930 million and equity increased by a similar amount. For further details regarding this transaction, please refer to ABB’s second quarter press release dated July 27, 2006.

ABB also completed a bond exchange offering in the second quarter of 2006 to extend the maturity profile of its outstanding public debt. The offering related to its 9.5-percent €500-million bonds due 2008, and its 10-percent £200-million bonds due 2009.  Following the completion of the offer, ABB issued new 4.625-percent €700-million bonds due 2013.  As a result, the principal remaining amount outstanding for the 2008 bonds is approximately €77 million, and approximately £20 million for the 2009 bonds.  For further details regarding this transaction, please refer to ABB’s second quarter press release dated July 27, 2006.

Employee benefits funding

During the twelve months ended December 31, 2006, ABB made $690 million of contributions, including discretionary contributions of approximately $450 million, to its pension and other post-retirement benefit plans. The majority of the current year contributions have been made in the form of marketable securities.

Accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in Accumulated other comprehensive income/loss and as a separate component of stockholders’ equity. ABB adopted SFAS No. 158 in the fourth quarter of 2006. The adoption of SFAS 158 resulted in a non-cash charge to equity, net of tax, of approximately $415 million. The adoption of SFAS 158 did not affect the consolidated income statements.

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)” which is effective for fiscal years beginning after December 15, 2006.  This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a “more likely than not” threshold measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to retained earnings. (The new guidance will be effective for ABB on January 1, 2007.) ABB expects the transition effects to consist of reclassification of certain income-tax related liabilities in its consolidated financial statements and an immaterial adjustment to the balance of Retained earnings. Prior periods will not be restated as a result of this change.

Local currencies

The results of operations and financial position of many of ABB’s non-U.S. subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The company refers to these as “local currencies.” However, ABB reports its operational and financial results in U.S. dollars. Differences in our results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

Segment reporting

As disclosed in our 2005 Annual Report on Form 20-F, beginning in the first quarter of 2006, ABB modified its reporting from two primary reportable segments to five primary reportable segments due to organizational changes to strengthen the Company’s focus on customer relationships and growth. Therefore the segment disclosures for 2005 have been reclassified to conform to the current presentation.

Appendix II

2006 quarterly revenues and EBIT by division, adjusted for reclassifications to discontinued operations

Adjustments made in Power Products, Non-core activities and ABB Group

	Revenues			EBIT
US$ millions	Q1 2006	Q2 2006	Q3 2006	Q1 2006	Q2 2006	Q3 2006
Power Products(1)	1,463	1,821	1,853	173	245	253
Power Systems	1,012	1,031	1,072	48	62	76
Automation Products	1,530	1,684	1,700	221	262	270
Process Automation	1,235	1,300	1,322	118	120	139
Robotics	333	332	281	1	7	5
Non-core activities(2)	304	368	338	35	19	23
Corporate	(530)	(625)	(600)	(81)	(72)	(82)
Total ABB	5,347	5,911	5,966	515	643	684

2006 quarterly net income adjusted for reclassifications to discontinued operations

Discontinued operations	(95)	8	(27)
Net income	204	367	397

(1) A low-voltage cable business in Ireland was reclassified to Discontinued operations in Q3 2006; (2) ABB’s remaining Building Systems business was reclassified to Discontinued operations in Q4 2006.

Appendix III

ABB fourth-quarter (Q4) and full-year 2006 key figures

				Change				Change
$ millions unless otherwise indicated		Q4 06	Q4 05(1)	US$	Local	2006	2005(1)	US$	Local
Orders	Group	7,479	5,502	36%	30%	28,401	23,194	22%	22%
	Power Products	2,038	1,607	27%	22%	8,743	6,879	27%	26%
	Power Systems	1,989	1,118	78%	71%	5,733	4,468	28%	28%
	Automation Products	1,948	1,456	34%	26%	7,706	6,210	24%	23%
	Process Automation	1,381	1,322	4%	0%	6,550	5,400	21%	21%
	Robotics	351	277	27%	20%	1,240	1,496	-17%	-18%
	Non-core activities	410	244	68%	60%	1,551	1,059	46%	44%
	Corporate (consolidation)	-638	-522			-3,122	-2,318
Revenues	Group	7,188	5,917	21%	16%	24,412	22,012	11%	10%
	Power Products	2,285	1,861	23%	18%	7,422	6,307	18%	16%
	Power Systems	1,429	1,169	22%	16%	4,544	4,085	11%	10%
	Automation Products	1,923	1,553	24%	16%	6,837	5,897	16%	15%
	Process Automation	1,591	1,340	19%	13%	5,448	4,996	9%	8%
	Robotics	342	500	-32%	-35%	1,288	1,699	-24%	-25%
	Non-core activities	359	112	221%	174%	1,369	1,348	2%	1%
	Corporate (consolidation)	-741	-618			-2,496	-2,320
EBIT	Group	744	522	43%		2,586	1,778	45%
	Power Products	290	189	53%		961	616	56%
	Power Systems	93	84	11%		279	187	49%
	Automation Products	300	222	35%		1,053	822	28%
	Process Automation	164	113	45%		541	398	36%
	Robotics	-12	12	n.a.		1	91	-99%
	Non-core activities	-5	15	n.a.		72	65	11%
	Corporate	-86	-113	24%		-321	-401	20%
EBIT margin (%)	Group	10.4%	8.8%			10.6%	8.1%
	Power Products	12.7%	10.2%			12.9%	9.8%
	Power Systems	6.5%	7.2%			6.1%	4.6%
	Automation Products	15.6%	14.3%			15.4%	13.9%
	Process Automation	10.3%	8.4%			9.9%	8.0%
	Robotics	-3.5%	2.4%			0.1%	5.4%
	Non-core activities	n.a.	13.4%			5.3%	4.8%

(1) Adjusted to reflect the reclassification of activities to Discontinued operations

Q4 and full-year 2006 orders received and revenues by region

Q4 2006

	Orders received		Change		Revenues		Change
$ millions	Q4 06	Q4 05(1)	US$	Local	Q4 06	Q4 05(1)	US$	Local
Europe	2,949	2,491	18%	12%	3,364	2,634	28%	20%
Americas	1,566	1,004	56%	53%	1,249	1,284	-3%	-6%
Asia	1,772	1,380	28%	23%	1,820	1,543	18%	14%
Middle East and Africa	1,192	627	90%	80%	755	456	66%	56%
Group total	7,479	5,502	36%	30%	7,188	5,917	21%	16%

Full year 2006

	2006	2005(1)	US$	Local	2006	2005(1)	US$	Local
Europe	12,547	10,545	19%	18%	11,435	10,709	7%	6%
Americas	5,183	4,443	17%	15%	4,526	4,231	7%	5%
Asia	6,998	5,773	21%	21%	6,103	5,127	19%	18%
Middle East and Africa	3,673	2,433	51%	52%	2,348	1,945	21%	21%
Group total	28,401	23,194	22%	22%	24,412	22,012	11%	10%

(1) Adjusted to reflect the reclassification of activities to Discontinued operations

Appendix IV - Summary Financial Information

ABB Ltd
Consolidated Income Statements (unaudited)

	Year ended		Three months
	December 31,		ended December 31,
$millions, except per share data	2006	2005*	2006	2005*
Sales of products	$20,630	$18,664	$6,124	$4,970
Sales of services	3,782	3,348	1,064	947
Total revenues	24,412	22,012	7,188	5,917
Cost of products	(14,968)	(14,096)	(4,489)	(3,630)
Cost of services	(2,573)	(2,309)	(721)	(760)
Total cost of sales	(17,541)	(16,405)	(5,210)	(4,390)
Gross profit	6,871	5,607	1,978	1,527
Selling, general & administrative expenses	(4,434)	(3,883)	(1,274)	(1,005)
Other income, net	149	54	40	—
Earnings before interest and taxes	2,586	1,778	744	522
Interest and dividend income	151	157	41	42
Interest and other finance expense	(304)	(403)	(67)	(91)
Income from continuing operations before taxes, minority interest and cumulative effect of accounting change	2,433	1,532	718	473
Provision for taxes	(697)	(490)	(183)	(131)
Minority interest	(179)	(131)	(60)	(47)
Income from continuing operations before cumulative effect of accounting change	1,557	911	475	295
Loss from discontinued operations, net of tax	(167)	(171)	(53)	(68)
Cumulative effect of accounting change, net of tax	—	(5)	—	(5)
Net income	$1,390	$735	$422	$222

Basic earnings per share
Income from continuing operations before cumulative effect of accounting change	$0.73	$0.45	$0.22	$0.15
Loss from discontinued operations, net of tax	(0.08)	(0.09)	(0.03)	(0.04)
Cumulative effect of accounting change, net of tax	—	—	—	—
Net income	$0.65	$0.36	$0.19	$0.11
Weighted average basic shares (in millions)	2,128	2,029	2,176	2,032

Diluted earnings per share
Income from continuing operations before cumulative effect of accounting change	$0.71	$0.44	$0.21	$0.14
Loss from discontinued operations, net of tax	(0.08)	(0.08)	(0.02)	(0.03)
Cumulative effect of accounting change, net of tax	—	—	—	—
Net income	$0.63	$0.36	$0.19	$0.11
Weighted average diluted shares (in millions)	2,248	2,138	2,299	2,145

* Adjusted to reflect the reclassification of activities to discontinued operations

ABB Ltd
Consolidated Balance Sheets (unaudited)

	December 31,	December 31,
Year ended December 31, (in millions)	2006	2005*

Cash and equivalents	$4,262	$3,221
Marketable securities & short-term investments	528	368
Receivables, net	7,276	6,405
Inventories, net	3,880	3,006
Prepaid expenses	252	250
Deferred taxes	577	473
Other current assets	238	187
Assets held for sale and in discontinued operations	164	262
Total current assets	17,177	14,172

Financing receivables	555	645
Property, plant and equipment, net	2,811	2,547
Goodwill	2,581	2,479
Other intangible assets, net	309	347
Prepaid pension and other employee benefits	375	601
Investments in equity method companies	636	618
Deferred taxes	523	628
Other non-current assets	175	239
Total assets	$25,142	$22,276

Accounts payable, trade	$3,936	$3,203
Accounts payable, other	1,184	1,171
Short-term debt and current maturities of long-term debt	122	169
Advances from customers	1,526	987
Deferred taxes	227	183
Provision and other	3,003	2,635
Accrued expenses	1,941	1,876
Asbestos obligations	154	1,128
Liabilities held for sale and in discontinued operations	283	370
Total current liabilities	12,376	11,722

Long-term debt	3,160	3,933
Pension and other employee benefits	885	1,130
Deferred taxes	769	691
Asbestos obligations	307	—
Other liabilities	1,156	976
Total liabilities	18,653	18,452

Minority interest	451	341
Stockholders’ equity:
Capital stock and additional paid-in capital	4,514	3,121
Retained earnings	3,647	2,460
Accumulated other compreshensive loss	(2,019)	(1,962)
Less: Treasury stock, at cost (8,782,721 and 11,531,106 shares at December 31, 2006 and December 31, 2005)	(104)	(136)
Total stockholders’ equity	6,038	3,483
Total liabilities and stockholders’ equity	$25,142	$22,276

* Adjusted to reflect the reclassification of activities to discontinued operations

ABB Ltd
Consolidated Statements of Cash Flows (unaudited)

	Year ended		Three months
	December 31,		ended December 31,
$millions	2006	2005	2006	2005
Operating Activities
Net income	$1,390	$735	$422	$222
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	570	597	156	154
Provisions	243	466	114	291
Pension and postretirement benefits	(4)	(62)	(9)	(116)
Deferred taxes	113	38	22	37
Net gain from sale of property, plant and equipment	(76)	(44)	(22)	(8)
Income from equity accounted companies	(95)	(109)	(28)	(31)
Minority interest	179	131	61	48
Other	190	175	44	(50)
Changes in operating assets and liabilities:
Trade receivables	(594)	(892)	(127)	(338)
Inventories	(512)	(328)	256	255
Trade payables	388	26	109	(34)
Advances from customers	461	161	102	38
Other assets and liabilities, net	(314)	118	(60)	227
Net cash provided by operating activities	1,939	1,012	1,040	695

Investing Activities
Changes in financing receivables	67	229	30	96
Purchases of marketable securities and short-term investments (other than trading)	(4,743)	(1,915)	(1,368)	(347)
Purchases of property, plant and equipment and intangible assets	(536)	(456)	(218)	(143)
Acquisition of businesses (net of cash acquired)	(3)	(27)	(3)	(11)
Proceeds from sales of marketable securities and short-term investments (other than trading)	4,366	1,833	1,339	408
Proceeds from sales of property, plant and equipment	128	117	58	70
Proceeds from sales of businesses (net of cash disposed)	27	(97)	9	(34)
Net cash provided by (used in) investing activities	(694)	(316)	(153)	39

Financing Activities

Changes in borrowings with maturities of 90 days or less	(26)	(9)	(14)	(76)
Increases in borrowings	151	155	81	24
Repayment of borrowings	(189)	(978)	(88)	(352)
Payments made upon bond conversion	(72)	—	—	—
Payments made upon bond exchange	(111)	—	3	—
Treasury and capital stock transactions	47	35	47	35
Payment of dividends	(203)	—	—	—
Other	11	(99)	105	(92)
Net cash provided by (used in) financing activities	(392)	(896)	134	(461)

Effects of exchange rate changes on cash and equivalents	184	(259)	53	(34)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	4	14	(1)	(4)
Net change in cash and equivalents - continuing operations	1,041	(445)	1,073	235

Cash and equivalents beginning of period	3,221	3,666	3,189	2,986
Cash and equivalents end of period	$4,262	$3,221	$4,262	$3,221

Interest paid	$274	$332	$50	$81
Taxes paid	$594	$325	$168	$60

ABB Ltd
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2005 and 2006 (unaudited)

			Accumulated other comprehensive loss
$millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Pension and other employee benefit adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2005	$3,083	$1,725	$(1,708)	$12	$(206)	$56	$(1,846)	$(138)	$2,824
Comprehensive income:
Net income		735							735
Foreign currency translation adjustments			(52)				(52)		(52)
Accumulated foreign currency translation adjustments allocated to divestments of businesses			4				4		4
Effect of change in fair value of available-for-sale securities, net of tax				(11)			(11)		(11)
Minimum pension liability adjustments, net of tax					(8)		(8)		(8)
Change in derivatives qualifying as cash flow hedges, net of tax						(49)	(49)		(49)
Total comprehensive income									619
Employee plan issuances	39								39
Treasury share transactions	(1)							2	1
Balance at December 31, 2005	$3,121	$2,460	$(1,756)	$1	$(214)	$7	$(1,962)	$(136)	$3,483

Balance at January 1, 2006	$3,121	$2,460	$(1,756)	$1	$(214)	$7	$(1,962)	$(136)	$3,483
Comprehensive income:
Net income		1,390							1,390
Foreign currency translation adjustments			294				294		294
Effect of change in fair value of available-for-sale securities, net of tax				(3)			(3)		(3)
Adjustment to initally apply FASB Statement No. 158, net of tax					(415)		(415)		(415)
Change in derivatives qualifying as cash flow hedges, net of tax						67	67		67
Total comprehensive income									1,333
Treasury share transactions	(1)							1	—
Shares issued to Asbestos PI Trust (CE Settlement Shares)	407								407
Payment of dividends		(203)							(203)
Conversion of convertible bonds	903							25	928
Employee incentive plans including Share issuance	68							6	74
Call options	16								16
Balance at December 31, 2006	$4,514	$3,647	$(1,462)	$(2)	$(629)	$74	$(2,019)	$(104)	$6,038

Appendix V

ABB Ltd
Reconciliation of financial measures regarding fiscal year 2006
($ millions, unaudited)

Return on capital employed (after tax)

= EBIT x (1-tax rate) / Capital employed

EBIT	2,586

Provision for taxes	697
Income from continuing operations before taxes, minority interest and cumulative effect of accounting change	2,433
Tax rate	28.6%

Capital employed

= fixed assets + net working capital

Property, plant and equipment, net	2,811
Goodwill	2,581
Other intangible assets, net	309
Investments in equity method companies	636
Fixed assets	6,337

Receivables, net	7,276
Inventories, net	3,880
Prepaid expenses	252
Accounts payable, trade	(3,936)
Accounts payable, other	(1,184)
Advances from customers	(1,526)
Accrued expenses	(1,941)
Net working capital	2,821

Capital employed	9,158

ROCE (after tax)	20%

Return on capital employed (ROCE) is a financial measure defined above that management believes is a useful performance measure to assess how efficiently we are using our capital. ABB has published a ROCE performance target for 2009.

Free cash flow as a share of net income

Net cash provided by operating activities	1,939
Changes in financing receivables	67
Purchases of property, plant and equipment	(536)
Proceeds from sales of property, plant and equipment	128
Free cash flow	1,598
Net income	1,390
Free cash flow as a share of net income	115%

Free cash flow as a share of net income (also referred to as cash conversion ratio) is a financial measure that is calculated by dividing our FCF by our net income. Management believes FCF and the cash conversion ratio are measures that are helpful in analyzing the cash generated and it uses FCF as a share of net income as a performance target.

Net cash

Short-term debt and current maturities of long-term debt	(122)
Long-term debt	(3,160)
Total debt	(3,282)

Cash and equivalents	4,262
Marketable securities and short-term investments	528
Cash and marketable securities	4,790

Net cash	1,508

Net cash is a financial measure that is calculated as cash and equivalents plus marketable securities and short-term investments, less total debt.

Gearing

Total debt	3,282
Total stockholders’ equity	6,038
Minority interest	451
Gearing	34%

Gearing is a financial measure that is calculated as total debt divided by the sum of total debt plus total stockholders’ equity, including minority interest. Total debt used for the purpose of calculating net debt and gearing equals long-term debt plus short-term debt and current maturities of long-term debt. Management believes net cash and gearing are helpful in analyzing leverage and considers both measures in evaluating possible financing transactions.

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased or sold ABB’s registered shares or warrants or warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	No. of warrants/WAR’s sold	No. of shares purchased	No. of shares sold	Price per share/ warrant/WAR
Dinesh Paliwal	October 27, 2006			198,000	USD	15.03
Dinesh Paliwal	October 30, 2006			1,904	USD	18.55
Veli-Matti Reinikkala	October 30, 2006		2,000		USD	14.92
Veli-Matti Reinikkala	October 30, 2006		2,000		USD	14.94
Bernhard Jucker	November 1, 2006	156,250 Warrants			CHF	1.359264
Bernhard Jucker	November 2, 2006		7,138		CHF	18.45
Bernhard Jucker	November 2, 2006	156,250 WAR’s			CHF	1.320
Tom Sjökvist	November 6, 2006	312,500 WAR’s			CHF	1.35
Jürgen Dormann	November 6, 2006			50,000	CHF	18.80
Jürgen Dormann	November 7, 2006			50,000	CHF	19.10
Michel Demaré	November 14, 2006		970		CHF	10.30
Anders Jonsson*	November 14, 2006		1,940		CHF	10.30
Ulrich Spiesshofer	November 14, 2006		970		CHF	10.30
Tom Sjökvist	November 14, 2006		970		CHF	10.30
Veli-Matti Reinikkala	November 14, 2006		1,030		USD	7.88
Dinesh Paliwal	November 14, 2006		1,030		USD	7.88
Bernhard Jucker	November 14, 2006		990		CHF	10.30
Jürgen Dormann	November 14, 2006			100,000	CHF	19.60

* 970 shares purchased by Ulla Jonsson, the spouse of Anders Jonsson

Members of the Board of Directors receive at least 50 percent (and may elect to receive a higher ratio) of their net compensation (i.e., after deduction of social security costs and withholding tax, where applicable) in ABB’ registered shares, which they are entitled to receive at a discount of 10 percent of the average share trading price during a 30-day reference period.   ABB Ltd announces that on November 6, 2006 the following members of the Board of Directors of ABB have been granted ABB’s registered shares, in the following amounts:

Name and Position	Number of shares granted	Price per share		Value of grant
Jürgen Dormann Chairman of the Board of Directors	15,870	CHF	18.80	CHF	298,356
Roger Agnelli Member of the Board of Directors	3,109	CHF	18.80	CHF	58,449
Louis R. Hughes Member of the Board of Directors	3,109	CHF	18.80	CHF	58,449
Hans Ulrich Märki Member of the Board of Directors	9,475	CHF	18.80	CHF	178,130
Michel de Rosen Member of the Board of Directors	3,109	CHF	18.80	CHF	58,449
Michael Treschow Member of the Board of Directors	2,877	CHF	18.80	CHF	54,088
Bernd W. Voss Member of the Board of Directors	6,976	CHF	18.80	CHF	131,149
Jacob Wallenberg Member of the Board of Directors	3,109	CHF	18.80	CHF	58,449

Disclosure of Shareholdings

Fidelity’s holdings in ABB increase beyond  5 Percent

Zurich, Switzerland, Feb. 20, 2007 — Pursuant to Art. 20 of SWX stock exchange act,  FMR Corp., 82 Devonshire Street, Boston, MA 02109, USA, announced that, as per February 14, 2007 it, together with its direct and indirect subsidiaries, holds for its funds and clients a total of 109,485,941 registered shares of ABB Ltd, Zurich. This corresponds to slightly above 5.0 percent of total capital and voting rights.

Media relations:
ABB corporate communications, Zurich:
Thomas Schmidt
Tel:  +41 43 317 6568
Fax: +41 43 317 7958
media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 20, 2007	By:	/s/ FRANCOIS CHAMPAGNE
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and Assistant General Counsel